UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-34936

Noah Holdings Limited

No.1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

+86 (21) 8035-8292

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	2023 Annual Report
Exhibit 99.2	2023 Sustainability Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
Name: Qing Pan
Title: Chief Financial Officer

Date: April 24, 2024